DocuSign Envelope ID: 0A7CDBEE-2D2B-4A0C-B605-DFF5F134119D

AMENDMENT NO. 1 TO THE

INVESTMENT SUBADVISORY AGREEMENT

THIS AMENDMENT NO. 1 dated as of December 10, 2021, to the Sub-Advisory Agreement dated as of July 1, 2019 ("Agreement"), is made by and among VICTORY CAPITAL MANAGEMENT INC. ("Adviser") and WELLINGTON MANAGEMENT COMPANY LLP ("Subadviser"). Capitalized terms not otherwise defined herein are to be ascribed the definitions in the Agreement.

WHEREAS, the Parties entered into the Agreement pursuant to which the Subadviser provides investment management services to several series of shares of beneficial interest of USAA Mutual Funds Trust, including USAA International Fund (the "Fund"); and

WHEREAS, the Parties desire to revise Schedule B of the Agreement to reflect a change to the compensation to be paid to Subadviser under the Agreement with respect to the Fund and to remove a series no longer managed by Subadviser;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follow:

1.Schedule B of the Agreement is hereby deleted in its entirety and replaced with the attached new Schedule B, effective as of the date hereof.

2.All other terms of the Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have duly executed this Amendment No. 1 as of the date first written above.

VICTORY CAPITAL MANAGEMENT INC.

By:

Name:	Michael Policarpo
Title:	President, Chief Financial Officer and
Chief Administrative Officer

WELLINGTON MANAGEMENT COMPANY

LLP

By:

Name: Desmond A. Havlicek

Title: Senior Managing Director

DocuSign Envelope ID: 0A7CDBEE-2D2B-4A0C-B605-DFF5F134119D

SCHEDULE B
FEES
Rate per annum of the aggregate average
Fund Account(s)	daily net assets of the Fund Account(s)
Science & Technology Fund	0.25% on all assets
International Fund	0.35% on all assets

B-1